Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

The following is a presentation given by George L. Mahoney at Media General, Inc.’s Annual Shareholder Meeting held on April 24, 2014.

***

Thank you, Stewart, and good morning everyone. It’s my pleasure to report on the state of Media General. As Stewart indicated, we’ve had an action-packed and fast-moving couple of years! And, it’s creating tremendous value for Media General’s shareholders.

When we entered last year as a newly-minted local television and digital media company, our 18 stations reached 8% of all U.S. TV households, and they were located mostly in the Southeast. With our November 12 closing of our merger with Young Broadcasting, we ended 2013 with our 31 stations reaching 14% of U.S. TV households. Then, on March 21, we announced our merger with LIN Media. It will more than double our size, as we grow from 31 stations to 74, reaching 23% of all U.S. TV households. I’ll provide more details about all of this, but first I’d like to introduce our executive officers. In addition to Andy Carington, they are (please stand when I call your name): Deb McDermott, our Senior Vice President of Broadcast Markets. Deb leads a team of three operating leaders, each of whom serves as a Vice President, Broadcast Markets, each with responsibility for overseeing one-third of our television stations. They are, and please stand: Jim Conschafter, John Cottingham and Bob Peterson. Deb and Bob were part of the Young management team, and they have added real value to our operations since joining Media General in November. Additionally, I’d like to introduce: Lou Anne Nabhan, our Vice President, Corporate Communications. Jim Woodward, our Senior Vice President-Finance and Chief Financial Officer. Jack Butler, our Treasurer, Bob MacPherson, our Vice President, Corporate Human Resources, and Tim Mulvaney, our Controller and Chief Accounting Officer. Thank you all.

The 31 stations we own or operate today are located in geographically diverse markets all across the country – North to South and East to West. This geographic diversity decreases our dependence on any one local economy. Importantly, with the Young merger, we have greatly increased our presence in political battleground states. Media General had benefited nicely in past election years by owning stations in Florida, North Carolina, Ohio and Virginia. Now, we’re also in Iowa, Michigan and Wisconsin, and we have an additional station in Virginia – Richmond’s own WRIC Channel 8. We like owning a station in our headquarters city. WRIC’s General Manager, Viki Regan, is with us this morning, and I’d like to introduce her. Viki leads a station that is doing fantastic work on the air, online, on mobile platforms and with social media. Viki, if you could please stand.

Another benefit of our merger with Young is an improved balance of network affiliations.

Another benefit of our merger with Young is an improved balance of network affiliations. Media General’s station mix was heavy on NBC, and Young was heavy ABC.  But together today, we have 9 NBC and 7 ABC stations plus 12 CBS stations. We also have one each of Fox, MyNetwork and CW. This balance is good for us in three ways. First, of course, we are not so reliant on the success of any one network. Second, event programming – especially sports, but also entertainment awards and other shows – has become a huge audience and revenue driver. It’s great to have more CBS stations. Indeed, that’s just helped us with the NCAA basketball tournament, and this fall we will have CBS’s new NFL schedule on Thursday nights. And, earlier in the first quarter, we did very well with NBC’s Winter Olympics – I’ll talk more about that in a minute. Third, strong network relationships are very important in our business. The more stations we have, the more value we provide to the networks. We believe our larger size can be helpful when we negotiate new affiliation agreements.

The Young merger has come together beautifully, accelerating our ability to deliver on its potential -- right out of the gate. We initially promised $30 million of financing and operating synergies, about evenly split. That total quickly increased to $44 million, as financing synergies nearly doubled to $29 million. That happened because the market responded very favorably to our credit offering for the combined debt, and, as a result, we were able to refinance at a lower cost of capital than anticipated. In fact, we lowered annualized cash interest costs by approximately $36 million, compared to what the two companies had been paying. This, obviously, is providing a nice lift to our free cash flow. We additionally strengthened Media General’s pension plan by contributing $50 million from our financing proceeds. All these steps enabled us to keep our promise that net leverage would decrease from 6.5 times to 4.3 times by the end of 2013. In fact, we closed out 2013 slightly better than that at 4.27 times. And, that helps to burnish our credibility with investors. These financial achievements, combined with revenue growth opportunities, enable us to deliver increased Broadcast Cash Flow and improved margins. Strong free cash flow generation allows us to reduce debt and reinvest in the business. Revenue growth comes from strength in our core advertising business. Our automotive and other major advertising categories are doing well. We’ll also benefit from this year’s elections, from a continued rising market for retransmission consent fees and from accelerating growth in our digital revenues. On Monday, we’ll announce our first-quarter earnings, which will be the first full quarter for the combined Media General and Young. Watch for our press release, which will be issued before the stock market opens.

I’d like to show you some more details on our revenue growth this year. As I mentioned, we got off to a great start when our nine NBC stations generated $11.6 million from the Sochi Winter Olympics. That’s nearly a 50% increase from the 2010 Winter Olympics, when these same stations generated $7.8 million of revenues. As you can see, the Summer Olympics generate even stronger revenues than the Winter Olympics, and we’ll be ready to take full advantage of the Rio Games in 2016.

This year’s elections will be terrific for us, especially because we have so many stations in battleground states. Seven Senate seats are open across the country, and four of those races are in our states: Georgia, Iowa, Michigan and South Dakota. Races against Senate incumbents in Louisiana, North Carolina, Virginia and Tennessee also are hotly contested, as Republicans seek to regain control of that chamber. And, there will be two Senate races in South Carolina, where we have three stations. The gubernatorial races this year appear to be very competitive in Florida, Iowa, Michigan, Ohio, Rhode Island, South Dakota and Wisconsin. And, some House races, like the just-completed one in Florida’s 13th congressional district, near Tampa, also promise to be quite active. We also may benefit from the Supreme Court’s recent elimination of restrictions on individual campaign contributions. Some say it will increase overall spending.

Retransmission consent fees, of course, represent an important and growing revenue stream for broadcasters. These are the fees paid by cable, satellite and telecom companies to take our signal and resell it to their subscribers. Local broadcast stations deliver 35% of the audience to pay-TV providers, yet we receive only about 9% of their programming fees. That’s because channels like ESPN, HBO and Discovery receive much higher fees than we do. We are determined to receive our fair share. And we’re getting closer.

Merger Supports Growth of Digital and Mobile Platforms

Digital Strategy – One Newsroom… Many Screens

- Station websites
- Provide more video
- Mobile platforms
- Social Media
- One stop for digital advertising

Digital Revenue

($ in millions)
$8.4
$9.0
$10.3
$12.9
$16.6
$19.6
2008
2009
2010
2011
2012
2013

Digital Content

Digital Revenue Opportunities

MONEY
JOBS 2020
Serenity
HOSPICE CARE
First Bank

Media General

Digital Media, including mobile platforms, provides us with very exciting growth opportunities. With Young, we have many more stations over which to share our products and grow our Digital audience and revenue at ever-higher rates. This year, we expect to increase our Digital revenues more than 20%. Our stations constantly refresh digital content across their websites, mobile devices and social media. This enables us to reach new and existing viewers in more ways. Mobile devices provide more than 50% of our digital page views. Our advertisers can reach targeted consumers in any market and across all digital and mobile platforms, based on geography, content, behavior or income. Advanced reporting tools enable advertisers to assess the effectiveness of their messages, making our digital marketing solutions even more attractive to them.

Our success depends on operating strong stations in strong markets that provide the local news and information that we know people want. Our stations rank #1 or #2 in audience in 20 of our 28 markets. Most of our stations run 35-40 hours of local news each week, and some do more. We focus increasingly on investigative reporting – holding the powerful accountable, and on broad-based “on your side” consumer advocacy. To maintain and increase our high ratings, we use research to stay in close touch with our communities’ interests. We also measure how we’re doing in delivering our audience’s preferred information.

Our excellent journalism continues to be recognized in all of the key broadcast award competitions. The Emmy awards, given by the National Academy of Television Arts & Sciences, are perhaps the most prestigious. There are 12 regional Emmy competitions. So far this year, two have completed their award process, and our stations were winners in both. WNCN in Raleigh, N.C. won three Emmys in the Midsouth competition, including Best Evening Newscast, plus awards for graphics and for promotion. WXXA in Albany won in the New York competition for a story about a local man who was assigned to protect Dr. Martin Luther King during his “I Have a Dream” speech. We’re very proud of these two stations and look forward to the remaining 10 regional Emmy competitions that will announce their awards shortly.

Regional Edward R. Murrow Awards also are very prestigious, and the winners were just announced on Tuesday. Ten of our stations won 19 regional Edward R. Murrow Awards for outstanding achievement in electronic journalism. Five Media General stations won the prestigious Best Newscast Award. By the way, Viki, congratulations to WRIC on your station’s two Murrow awards!

We’ve also fared very well this year in the awards competitions sponsored by the Associated Press, by state broadcaster associations and by others that celebrate excellent journalism.

We’ve deepened our commitment to news in a number of markets by adding newscasts at non-traditional times. We’re aiming for people who are not available at the more conventional times of 6 p.m. or 11 p.m. Some of our stations provide news as early as 4:30 a.m., which is now one of the fastest growing times for news consumption. We’ve also begun airing news at 7 p.m. and on weekend mornings.

A 7 p.m. newscast produced by WJAR in Providence, Rhode Island, has become one of the highest-rated in the country. Introduced in 2010, it quickly became the market’s number one show at 7 p.m., knocking Wheel of Fortune off its perch. Those of you who are close to the business know that’s a very rare accomplishment.

We’re also creating local lifestyle programs, which serve the interests of our particular communities. They’re hosted by our own local personalities, whom people know and enjoy.

These shows provide non-traditional marketing opportunities for local advertisers. They’re very popular, because of their uniqueness and their ability to target desired customers. Examples include long-form messaging, which typically involves an interview and enables advertisers to showcase a product, service or expert. Product placement is another example – a florist or coffee shop showcases its brand on the anchor’s desk. And, there also are traditional advertising spots in these shows. Currently, we produce 18 lifestyle shows in 12 markets. We run them where it makes sense, and where they run, we’re also increasing our profitability by replacing more expensive syndicated programming.

In January of this year, it was music to our ears when the Pew Research Center released a new study that showed meaningful growth in the local TV news audience for the year 2013. The study reported that viewership increased 6% in the morning period of 5 a.m. to 7 a.m. and 3% in the early evening period of 5 p.m. to 7 p.m. Audience grew by a smaller amount at 11 p.m., but this still was very good because that audience had declined previously. Pew attributed this audience growth to the number of major news events that broke in 2013. And, that’s the world we’re living in today – the point is that, when something is happening in their communities, people tune in to their local TV news.

And, in case you were wondering, Pew also reported that local TV news beats network and cable TV news in total reach.

Of course, we all know that digital technology is adding more choices for local audiences’ news consumption. That’s why Media General also focuses on Digital Media in a very significant way.

Local TV websites beat local newspapers and local radio stations as the most frequently used websites for local news. People look first to television websites for weather, traffic, breaking news and big events, including sports. And, they like our video, which we can provide like no other local source. So, for all these reasons, we’re delighted to be an increasingly important part of the growing local television and digital media businesses.

Now, here’s a slide that speaks to something else we’re all hearing about: consolidation in our industry. Of course, we were an important part of those 2013 numbers, and, we will be again this year.

Our merger with LIN will create the second-largest company in the United States focused on local broadcast television. The combined revenues of our 74 stations are more than $1.2 billion.

The LIN merger will give us even more geographic and network diversity. And it will provide significant scale -- in a business where, for a number of critical reasons, size matters.

This map illustrates the geographic diversification that will be attained with the addition of the LIN stations. Media General is in light blue, LIN is gold, and the dark blue represents states where we both have stations today. I’ll note that we have stations in five overlap markets, and we expect certain of these stations to be swapped or sold to address regulatory issues. Importantly, with LIN, our presence in Political battleground states increases, with the addition of stations in Iowa, Michigan, Ohio, Virginia and Wisconsin. This positions us very well for the 2016 election cycle. As with Young, Media General and LIN have similar cultures and a core focus on providing excellent local content. Like Media General, LIN’s local news is top rated, and LIN also produces a number of local lifestyle programs.

And with LIN, our prospects for digital media growth are particularly exciting. Together our companies have $150 million of digital revenues. Our combined Digital Media business will be the largest and most diversified in the industry. A key element of the merger is our ability to scale LIN’s Digital offerings quickly across Media General’s local markets, growing the national footprint for these businesses. For stockholders, all of this means the transaction will be immediately accretive to free cash flow per share. The LIN merger is scheduled to close in early 2015. It has been approved by the Media General and LIN Boards of Directors. It remains subject to the approval of Media General and LIN shareholders and to regulatory clearance.

In conclusion, I’ll summarize by saying that we’ve all seen that the Media General-Young merger was a game-changer for both companies. Our merger with LIN will be as well. It’s a terrific, blockbuster transaction. It means that the “new” Media General is soon to become new all over again. As we’ve progressed in our tenure as a broadcast company, and as we combine with other successful broadcast companies, we are deepening our understanding of industry best practices. And, we’re incorporating them into our business model. The basic tenet of our philosophy is, and must be, that the real operational value in this business – in any business – is created by outstanding managers in the field. We have to align our model to deploy and foster entrepreneurial energy at the station level, and we look to the leadership and innovation of our general managers to drive revenue and margins. Put another way, in the competitive world in which our stations operate, we rely on them to quickly make the decisions, each and every day, that will allow them to maximize success in their local markets. That means less central and more local control and empowerment. So, increasingly, we’re pushing authority and accountability as far down in the organization as possible to best exploit our audience and sales potential – while always optimizing shareholders’ long-term value per share. That will be, and it will remain, the hallmark of Media General going forward. Thank you for coming this morning to hear about your company. Stewart?

Forward Looking Statements

Certain statements in this transcript constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN Media’s definitive proxy statement, dated April 7, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.